UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

and
SCHEDULE 13D
(Rule 13d-101)
of the Securities Exchange Act of 1934

KOS PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

PARTHENON ACQUISITION CORP.

(Offeror)
A Wholly Owned Subsidiary of

ABBOTT LABORATORIES

(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value

(Title of Class of Securities)

500648100

(CUSIP Number of Class of Securities)

Laura J. Schumacher
Senior Vice President, Secretary and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6020
(847) 937-5726

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Catherine J. Dargan
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, D.C. 20004
(202) 662-5567

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,715,206,456	$397,527

(1) Estimated for purposes of calculating the filing fee only.  This amount is determined by multiplying 47,630,852 shares of Kos common stock (which represents the number of shares outstanding as of November 2, 2006, the most recent practicable date) by $78.00 per share.

(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for fiscal year 2007, issued September 29, 2006, by multiplying the transaction value by .000107.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $397,527	Filing Party: Abbott Laboratories and Parthenon Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: November 14, 2006

☐                                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                 Third-party tender offer subject to Rule 14d-1.

☐                                   Issuer tender offer subject to Rule 13e-4.

☐                                   Going-private transaction subject to Rule 13e-3.

☒                                 Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

SCHEDULE 13D CUSIP NO. 500648100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abbott Laboratories I.R.S. Identification No. 36-0698440

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,538,639 shares (1)

	8.	Shared Voting Power 43,538,639 shares (1)

	9.	Sole Dispositive Power 43,538,639 shares (1)

	10.	Shared Dispositive Power 43,538,639 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,538,639 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.35% (1)(2)

14.	Type of Reporting Person (See Instructions) CO

(1)      This amount includes 1,903,089 shares that are subject to guaranteed delivery procedures.

(2)      The calculation of this percentage is based on the 47,630,852 Shares outstanding as of November 2, 2006, as represented by Kos in the Merger Agreement (as defined in the Schedule 13D filed by Abbott Laboratories on November 15, 2006).

SCHEDULE 13D CUSIP NO. 500648100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Parthenon Acquisition Corp. I.R.S. Identification No. 20-5867728

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,538,639 shares (1)

	8.	Shared Voting Power 43,538,639 shares (1)

	9.	Sole Dispositive Power 43,538,639 shares (1)

	10.	Shared Dispositive Power 43,538,639 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,538,639 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.35% (1)(2)

14.	Type of Reporting Person (See Instructions) CO

(1)      This amount includes 1,903,089 shares that are subject to guaranteed delivery procedures.

(2)      The calculation of this percentage is based on the 47,630,852 Shares outstanding as of November 2, 2006, as represented by Kos in the Merger Agreement (as defined in the Schedule 13D filed by Abbott Laboratories on November 15, 2006).

AMENDMENT NO. 2 TO SCHEDULE TO

      This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2006, as amended (the “Schedule TO”) by (i) Parthenon Acquisition Corp., a Florida corporation (the “Purchaser”), and wholly owned subsidiary of Abbott Laboratories, an Illinois corporation (“Abbott”), and (ii) Abbott.  This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (including shares subject to vesting or other restrictions, the “Shares”), of Kos Pharmaceuticals, Inc., a Florida corporation (“Kos”), at a purchase price of $78.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 2006 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and 11.

Items 1 through 9 and 11 are hereby amended and supplemented to include the following:

 “At 12:00 midnight, New York City time, on Tuesday, December 12, 2006 the Offer expired, as scheduled. The Offer was not extended.  Based on the information provided by the Depositary to Abbott, as of December 12, 2006, approximately 34,968,570 Shares were tendered and not withdrawn prior to the expiration of the Offer, including 1,903,089 Shares subject to guaranteed delivery procedures.  The Purchaser has accepted all validly tendered Shares for payment. The Shares tendered, together with Shares acquired by Abbott and the Purchaser in the Kos Investments Stock Purchase, represent approximately 91.35 percent of Kos’s outstanding Shares.

Pursuant to the terms of the Merger Agreement, Abbott intends to cause the merger of the Purchaser with and into Kos (the “Merger”) following the expiration of the Offer. The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into Kos with Kos continuing as the surviving corporation, wholly owned by Abbott. Pursuant to the Merger Agreement, at the Effective Time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by Kos as treasury stock or owned by Abbott or the Purchaser, all of which will be cancelled and retired and shall cease to exist and (ii) Shares owned by Kos Investments or Kos Holdings, all of which will be converted into a number of Shares equal to the same percentage of the fully-diluted outstanding stock of Kos as the surviving corporation in the Merger as such Shares currently represent of the fully diluted Shares), will be converted into the right to receive $78.00 net in cash.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

“(a)(5)(E)    Press Release issued by Abbott dated December 13, 2006.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABBOTT LABORATORIES

By	/s/ Thomas C. Freyman
Name: Thomas C. Freyman
Title: Executive Vice President, Finance and Chief Financial Officer
Date: December 13, 2006